Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Aptito, LLC	Florida
Net Element Services, LLC	Florida
NetLab Systems IP LLC	Florida
OOO TOT Group Russia	Russia
TOT Group, Inc.	Delaware
TOT Payments, LLC	Florida
Process Pink, LLC	Florida
TOT HPS, LLC	Florida
TOT FBS, LLC	Florida
TOT New Edge, LLC	Florida
TOT BPS, LLC	Florida
Unified Portfolios, LLC	Florida
Pay Online Systems LLC	Russia